EXHIBIT 77(c)

TRANSAMERICA FUNDS
RESULTS OF SHAREHOLDER PROXIES (UNAUDITED)

At the Special Meetings of Shareholders held on April 28, 2014, the results of the Proposals were as follows:

Transamerica Multi-Managed Balanced:

Proxy I - Proposal III: To approve a new sub-advisory agreement with Aegon USA Investment Management, LLC, an affiliate of TAM.

Record Date – January 17, 2014	Shares Voted	% of Voted	% of Total
For	8,090,214.952	87.260	43.646
Against	300,290.770	3.239	1.620
Abstain	880,843.038	9.501	4.752
Total	9,271,348.760	100.000	50.018

Transamerica Opportunistic Allocation:

Proxy II - Proposal II: To approve a new sub-advisory agreement with Aegon USA Investment Management, LLC, an affiliate of TAM.

Record Date – February 7, 2014	Shares Voted	% of Voted	% of Total
For	102,003.757	100.000	100.000
Against	0.000	0.000	0.000
Abstain	0.000	0.000	0.000
Total	102,003.757	100.000	100.000